EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

February 20, 2012

VIA EDGAR AND ELECTRONIC MAIL

Andrew D. Mew.
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Idle Media, Inc. (the “Company”)
Item 4.02 Form 8-K/A No. 2 (the “Form 8-K”)
Filed February 7, 2013
Response dated February 7, 2013
File No. 0-54736

Dear Mr. Mew:

We acknowledge receipt of the letter of comment dated February 12, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.  Included with the electronic copy of this letter is a marked version of the Form 8-K showing changes made in response to the Staff’s comments.

Item 4.02 Form 8-K/A filed February 7, 2013

1.
We note your response to comment 1 in our letter dated January 31, 2013.  We note your belief that amending the Form 10 and Form 10-Q “fully satisfies [your] reporting requirements.”  However, without additional analysis from you as to the basis for this belief, we are unable to agree with your conclusion.  Regardless, if you decide not to amend the periodic reports filed prior to the filing of your Form 15 on March 8, 2012 for the periods for which you have otherwise agreed to provide restated financial statements, please acknowledge your potential liability for the periodic reports that you have chosen not to amend.  Please acknowledge such potential liability in your Form 10 by including a risk factor discussing such potential liability, and include such disclosure elsewhere as appropriate.

February 20, 2012

The Company acknowledges that it may be subject to potential liability under the federal securities laws with respect to the periodic reports it has determined not to amend.  The Form 8-K has been amended to include such disclosure, and the Company will include a risk factor in its Form 10 amendment as well as disclosure in its other filings with the Securities and Exchange Commission, as appropriate, to such effect.

2.
We read your response to comment 2.  Refer to your statement in the second paragraph, “[I]t was noted while reviewing historical information that revenues recorded by Zoeter, LLC were derived by DatPiff, LLC’s website and were therefore properly allocable to DatPiff, LLC.”  Tell us and disclose specifically when this revenue recognition error was discovered.  If the error was discovered subsequent to your determination that Zoeter, LLC does not constitute a variable interest entity, than revise to state this fact.

The Company reviewed its accounting and legal records in connection with its preparation of a supplemental response to the Staff’s comment letter, dated October 11, 2012, based upon discussions with the Staff on November 28, 2012.  As a result of this review, the Company determined on January 3, 2013 that revenues previously recorded by Zoeter, LLC (“Zoeter”) had been derived primarily from www.datpiff.com (the “Website”), the ownership of which had been transferred by Zoeter to DatPiff, LLC (“DP”) on March 15, 2009. The Company, therefore, concluded that revenue attributable to the Website had been allocated to Zoeter in error by DP from March 15, 2009 until DP’s acquisition by the Company on May 18, 2010 and by the Company from May 18, 2010 through June 30, 2012.  The Company determined that Zoeter did not constitute a Variable Interest Entity immediately after the Company determined that revenues derived from the Website had been allocated to Zoeter in error.  The Form 8-K has been amended in response to this comment to include such disclosure.

3.
We read your disclosure that Zoeter, LLC had “limited activities” and therefore it is unclear how you previously concluded it was appropriate to record the revenues at the Zoeter, LLC level that were generated by DatPiff, LLC irrespective of the revenues following the cash receipt notion.  Please advise.

In previously concluding that revenues derived from the Website and from other assets that generated revenues reflected within the consolidated financial statements were attributable to Zoeter, the Company did not analyze whether Zoeter or DP owned the rights in and title to either the Website or such other assets.  Instead, the Company concluded in error that all cash receipts deposited into the bank account that was owned by Zoeter were allocable to Zoeter. As the cash receipts generated by the Website were deposited into a bank account that was owned by Zoeter, the Company previously concluded that it was appropriate for Zoeter to record the revenue generated by the Website.

4.
Refer to your statement, “Once the Company determined that revenues recorded by Zoeter, LLC were properly allocable to DatPiff, LLC, the Company noted that Zoeter, LLC had little activities requiring subordinated financial support.  The Company thus concluded that Zoeter, LLC did not constitute a variable interest entity and should no longer be consolidated with the Company.”  Please provide to us your complete VIE analysis previously requested in our conference call on November 28, 2012 which initially concluded Zoeter, LLC was a VIE.  Your disclosure indicates your conclusion was premised on Zoeter, LLC requiring subordinated financial support.  However, we note Idle Media, Inc. had no apparent obligation to provide such support and in fact previous support provided to Zoeter, LLC was in the form of cash advances with no formal arrangements or agreements in place.

February 20, 2012

ASC 810-10-15-14 provides that a legal entity shall be subject to consolidation as a Variable Interest Entity if, among other things, by design “the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”  Pursuant to ASC 810-10-15-16, an entity that constitutes a development-stage entity, as described in ASC 915-10-05-2, is a Variable Interest Entity if it satisfies any one of the conditions of ASC 810-10-15-14.  A development-stage entity is deemed to have adequate equity investment at risk for purposes of ASC 810-10-15-14 if the equity is sufficient to fund the current phase of its activities and the entity’s governing documents and contractual arrangements allow the use of additional equity investments to fund future activities.

ASC 810-10-25-37 indicates that “[t]he initial determination of whether a legal entity is a Variable Interest Entity shall be made on the date at which a reporting entity becomes involved with legal entity.  For purposes of the Variable Interest Entities Subsections, involvement with a legal entity refers to ownership, contractual, or other pecuniary interests that may be determined to be variable interests.”

Zoeter was formed in 2005 by Marcus Frasier, the current Chief Executive Officer and President of the Company, for the purpose of developing online applications, mobile interfaces, online gaming, social media and a digital music portal, including the Website.  On September 29, 2008, Mr. Frasier formed DP and on March 15, 2009, Zoeter transferred ownership of the Website to DP.  Following the transfer of ownership of the Website to DP, Zoeter continued to provide all services necessary to maintain and develop the Website.

The Company considers the date of first involvement with Zoeter, within the meaning of ASC 810-10-25-37, to be September 29, 2008, the date on which DP was formed.  At that time, Mr. Frasier’s intention was to transfer ownership of the Website and other properties developed by Zoeter to DP, which transfers were subsequently completed.  The Company acquired 100% of the outstanding voting securities of DP pursuant to an Exchange Agreement, dated March 18, 2010, among the Company, Zoeter and Mr. Frasier (the “Reverse Merger”).  After transferring ownership of the Website to DP, Zoeter had no material sources of revenue and relied on DP’s support in order to continue providing the services necessary to maintain and develop the Website.   The Company believes that Zoeter constituted a development-stage entity under ASC 915-10-05-2 at the time ownership of the Website was transferred to DP because a majority of Zoeter’s efforts were devoted to research and development activities.

The Company did not believe at the time of first involvement with Zoeter that the total equity investment at risk in Zoeter was sufficient to permit it to finance its activities (which consisted of providing website maintenance and development services) without additional subordinated support.  ASC 810-10- 25-47 provides that in determining the sufficiency of an entity’s equity investment at risk, “[t]he design of the legal entity and the apparent intentions of the parties that created the legal entity are important qualitative considerations, as are rating of its outstanding debt, the interest rates, and other terms of its financing arrangements.”  ASC 810-10- 25-47 also states that, often, no single factor will be conclusive and the determination will be based on the preponderance of evidence.

February 20, 2012

Based on the capitalization of Zoeter following its sale of the Website to DP in March 2009, Zoeter’s total equity investment at risk was inadequate to fund its operations, as the sole asset of Zoeter after giving effect to the Reverse Merger was the shares acquired from the sale of DP to the Company.  In order to fund its operations, Zoeter retained approximately $423,122 of net receipts from the Website between March 15, 2009, the date the Website was sold to DP, and May 18, 2010, the closing date of the Reverse Merger.  Moreover, from May 18, 2010 to September 30, 2010, the Company advanced an additional $222,045 to Zoeter in order to fund Zoeter’s activities. Accordingly, the Company initially concluded that Zoeter qualified as a Variable Interest Entity under ASC 810-10 because the total equity investment at risk in Zoeter was not sufficient to permit it to finance its then current activities without additional subordinated support from the Company.

The Company determined that it was also the primary beneficiary of Zoeter under ASC 810-10-25-44.  Zoeter relies on the support of the Company’s staff and management to continue to develop its gaming websites. When DP was sold to the Company, it was the intention of the Company’s management that Zoeter continue to provide all website maintenance and development services on behalf of the Company. In addition, the equity invested by Mr. Frasier into Zoeter is less than the subordinated funds advanced by the Company.

The Company also considered whether its advances to Zoeter constituted additional subordinated financial support.  Generally, liabilities of an entity that do not constitute investment grade debt or trade payables represent variable interests in the entity. Although the Company does not have a written contractual agreement with Zoeter concerning the terms of repayment of the advances, the Company has accounted for such advances as intercompany receivables and both Zoeter  and the Company have at all times considered such obligations to be liabilities of Zoeter to the Company.

Accordingly, prior to discovering the Company’s error in allocating income from the Website to Zoeter, the Company concluded that it was required to consolidate Zoeter’s financial results with the Company’s pursuant to ASC 810-10.

5.
We read your response to comment 3 and your statement, “[T] he Company estimates that receivables of $1,077,000 from Zoeter, LLC are being recorded as a reduction of stockholders’ equity.”  Show us how this amount was calculated and further reconcile the amount of $1,077,000 to your September 24, 2012 response letter in which you stated, “As of September 30, 2011 and 2010 intercompany receivables due to the Company of $415,708 and $222,045, respectively, were eliminated during consolidation.”

The above referenced amounts referred to in the Company’s September 24, 2012 response were the amount of cash advances given to Zoeter from the Company’s cash accounts to pay for expenses.  The balance of $1,077,000 includes those revenues and expenses that are now allocated to DP, but the cash was deposited into Zoeter’s cash accounts.

February 20, 2012

Set forth below is a reconciliation of the intercompany receivables from Zoeter:

Intercompany Receivable from Zoeter, LLC (as restated)
Fiscal 2010
Allocated revenues from Zoeter during fiscal 2010	$1,410,069
Allocated expenses from Zoeter during fiscal 2010	(764,903)
Intercompany receivables recorded by the Company in fiscal 2010, as reported	222,045
Restated intercompany receivable balance at 9/30/10	867,211
Fiscal 2011
Allocated revenues from Zoeter during fiscal 2011	441,325
Allocated expenses from Zoeter during fiscal 2011	(578,388)
Intercompany receivables recorded by the Company in fiscal 2011, as reported	193,663
Restated intercompany receivable balance at 9/30/11	923,811
Fiscal 2012
Intercompany receivables recorded by the Company in fiscal 2012, as reported	153,189
Restated intercompany receivable balance as of 06/30/12	$1,077,000

*     *     *     *     *

February 20, 2012

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell
Michael R. Neidell

Attachment

cc:           Raphael P. Haddock